As filed with the Securities and Exchange Commission on June 5, 2024

FORM PX14A6G

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

(Voluntary Submission)

NAME OF THE REGISTRANT: The Kroger Co.

NAME OF PERSON RELYING ON EXEMPTION: Domini Impact Investments LLC

ADDRESS OF PERSONS RELYING ON EXEMPTION: 180 Maiden Lane, Suite 1302, New York, New York 10038

Written materials are submitted pursuant to Rule14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

June 5, 2024

Dear Shareholders of Kroger:

Domini Impact Investments LLC (“Domini”) is writing to urge shareholders to vote “FOR” Proposal No. 7 (the “Proposal”) of the 2024 proxy ballot provided by The Kroger Co. (“Kroger” or the “Company”) in connection with its Annual Meeting of Shareholders to be held on June 27, 2024.

This is not a solicitation of authority to vote your proxy. Please DO NOT send Domini your proxy card; Domini is not able to vote your proxy, nor does this communication contemplate such an event. Domini urges shareholders of Kroger to vote following the instructions provided in their proxy mailing.

About Domini

Domini is an SEC registered investment adviser that harnesses the power of finance to help create a better world. With an exclusive focus on impact investing, we aim to help drive positive outcomes for our planet and its people while seeking competitive financial returns. Our continuous innovation and caring, diverse community fuel tomorrow’s prosperity as we endeavor to make “investing for good” the way all investing is done.

Domini Impact Investments LLC urges you to vote FOR Item No. 7, Just Transition Report at the Kroger Company Annual Meeting of Shareholders on June 27, 2024.

Summary of the Proposal

Kroger is exposed to operational, financial, regulatory, and reputational risk, stemming from climate change and labor conditions, in particular through its agricultural supply chain. Despite this, the Company’s climate efforts lack any human capital management considerations, it has failed to adequately evaluate or participate in programs that could mitigate these risks, and it lacks a just transition strategy. Investors request a just transition report in order to understand how the risks to workers are changing due to rising temperatures and the impacts of climate change, and whether necessary adaptations to protect worker health and safety and being undertaken. Furthermore, investors seek information about why Kroger is not part of existing programs that could mitigate these risks and address heat stress, along with risks of forced labor, child labor, sexual harassment, and other human rights risk that are present in the agricultural supply chain.

The Proposal

A shareholder proposal has been included on Kroger’s 2024 proxy ballot requesting a just transition report,1 as set forth below:

Shareholders request that the Board of Directors publish a just transition report, at reasonable cost omitting proprietary information, disclosing how Kroger is assessing and addressing the impacts of climate change and ensuring fundamental labor protections for workers in its agricultural supply chain, consistent with the ILO’s just transition guidelines.

Supporting Statement: Shareholders recommend the report include, at Board discretion:

•	A set of measurable, time-bound indicators, such as those recommended by the WBA,

•

An evaluation of the risks facing its agricultural supply chain workers, and how, if at all Kroger is addressing them, detailing how its efforts compare to other effective mechanisms such as the Fair Food Program, and

•	Disclosure on the stakeholder engagement process used in developing its just transition report.

Proponents believes a vote “FOR” the Proposal is warranted and in the best interest of shareholders for the following reasons:

I.	CLIMATE CHANGE WILL INTENSIFY EXISTING RISKS FOR AGRICULTURAL WORKERS IN KROGER’S SUPPLY CHAIN.

It is apparent – and Kroger has acknowledged2 – that climate change poses additional risks to the Company’s ability to manage its facilities and supply chain, where risks are already severe and pervasive. As a major food retailer dependent on an extensive agricultural supply chain that is subject to climate risks, such as droughts, flooding, increased heatwaves, and wildfires, the Company is exposed to operational, financial, regulatory, and reputational risk, if it does not address the human capital management risks in its agricultural supply chain, which are heightened due to climate change and increasing heat stress.

Farmworkers are a uniquely vulnerable workforce.3 Climate change has made work even more dangerous for farmworkers than it was before, and the average U.S. agricultural worker is exposed to 21 unsafe working days due to heat each year.4 Rising temperatures expose farmworkers to greater likelihood of heat stress and other risks within the agricultural industry and can be deadly threat to farmworkers or pose long-term health risks.5 There are currently no federal heat stress protections Kroger identified heat exposure as a primary finding in its own human rights impact assessment. The agricultural sector may account for 60 percent of global work hours lost to heat stress.6 There are no existing federal heat stress protections, and some states have limited the ability to pass protections for agricultural workers.7 Farmworkers also lack fundamental labor protections, such as freedom of association and collective bargaining.8

Climate change has gradually destabilized agriculture in parts of Mexico and Latin America and also lengthened growing seasons in the U.S.9 To meet the increasing demand for farm labor, over the last decade the U.S. has significantly expanded the temporary work H-2A visa program that brings workers from Mexico and Latin America to work on farms in the U.S.10 Because of their visa status and economic situation, many migrant farmworkers are especially susceptible to workplace abuses - like dangerously hot working conditions or forced labor – and are less able to address them due to fear of retaliation.

II.	KROGER’S CURRENT POLICIES DO NOT SUFFICIENTLY ADDRESS THESE RISKS, AND KROGER HAS FAILED TO ADOPT PROVEN SOLUTIONS.

Kroger’s current policies and disclosures do not sufficiently address climate change, human capital management, and workforce risks in the supply chain, and the Company has failed to adequately evaluate or participate in programs that already exist and are proven to mitigate these risks. In the last year, Kroger has had at least one verified worker death due to heat stress.11 In three out of the last four years, Kroger has been linked to forced labor cases in its supply chain that have resulted in convictions or are currently being prosecuted.12 Kroger’s current supplier policies contain vague expectations and do not include binding obligations that effectively keep workers safe. For monitoring, Kroger relies on social audits or voluntary self-assessments, which have been widely critiqued and discredited for their failure to deliver human rights outcomes and remediate harms, a topic that has been addressed in previous shareholder proposals filed at Kroger.13

In addition to the inadequacy of its human rights and supplier code, its climate change policy and TCFD disclosures do not integrate or address human capital management risks. Kroger’s recently released nature-based strategy, developed to reduce pesticides with the goal to protect pollinators and biodiversity, does not make any mention of farmworkers who apply pesticides, nor account for how the policy may mitigate the environmental health risks associated with pesticide use.14 This siloed approach between environmental and social risks leaves the company ill-prepared to develop comprehensive strategies.

It could be a positive sign that Kroger plans to develop voluntary heat stress guidelines for suppliers.15 However, proponents are concerned that if this is not developed in consultation with workers through a worker-driven stakeholder engagement process and if it is not binding, it will fail to hold suppliers accountable for implementation to address the supply chain risks and protect workers.

Therefore, the proposal draws attention to the existing best practice that demonstrates the values of a just transition in practice: the Fair Food Program. The Fair Food Program is the only farmworker program with a demonstrated track record of success in protecting farmworkers in U.S. agriculture from climate-related risks. In 2021, the Fair Food Program introduced the only enforceable heat stress regulations for farmworkers.16 The Fair Food Program’s heat stress protocols have provided a model for others working toward broader and more strictly enforced safeguards.17 It requires mandatory cool-down rest breaks, increased monitoring for heat stress symptoms, training in workers’ native languages, and a rapid response plan for all employers.18 The Fair Food Program’s protocols are mandatory and workers have enforceable protections against retaliation, which enables workers to make use of their rights without fear of reprisal, and distinguishes this as “America’s strongest workplace heat rules.”19

The enforceable standards that make its heat stress protections successful are what have also enabled the Fair Food Program to address other worker and human rights abuses – including some of the worst abuses, like forced labor, that have plagued Kroger’s supply chain. Since its launch in 2011, the Fair Food Program has set the standard for success in detecting and preventing forced labor in US.. agriculture.20 The Fair Food Program is credited with transforming Florida tomato fields, once described as “ground zero” for modern slavery by federal prosecutors, into the best work environment in U.S. agriculture.21

Kroger states its Vendor Code of Conduct is built on internationally agreed-upon standards, such as the UN Guiding Principles on Business and Human Rights and the International Labour Organization (ILO)’s International Bill of Human Rights, but Kroger has refused to join the Fair Food Program, which is the one program that has been singled out by the United Nations as “the international benchmark” for addressing worker and human rights abuses.22 Any policy adopted by Kroger to address human rights issues at the center of a just transition strategy, therefore, should be evaluated against the Fair Food Program as the “gold standard” in the field, including government enforcement agencies and human rights experts.23 The Fair Food Program has expanded from Florida tomatoes, and now protects tens of thousands of farmworkers harvesting over a dozen crops in ten states and three continents.24 It is recognized as providing the highest standards of rights protections for farmworkers,25 and farms across the country continue to join the Program. This not only expands the relevance of the Fair Food Program to Kroger, but also presents an opportunity for Kroger to continue to help grow the breadth of the program to effectively protect human rights across its vast agricultural supply chain.26

III.	A JUST TRANSITION THAT ADDRESSES THESE RISKS TO SUPPLY CHAIN WORKERS IS IN THE BEST INTERESTS OF KROGER AND ITS INVESTORS.

Investors recognize that a just transition is critical to long-term value creation, supply chain resilience, and a robust climate strategy, and will better prepare Kroger to understand this emergent risk that is quickly materializing, and adapt to the future of its supply chain, enhancing measures to increase worker satisfaction and retention.27 A just transition starts with the baseline premise of decent work –and appropriate adaptation for how climate change is impacting health and safety. A just transition strategy will not only ensure protections for workers, but will also minimize supply chain disruption, ensure appropriate adaption for climate change, and enable Kroger to develop a robust climate transition strategy. Failure to ensure adequate protections for farmworkers can also be a source of reputational risks, as witnessed through protests or boycotts, or in the face of increasing consumer preferences for responsible business practices.28

A climate transition strategy should not be developed in the absence of stakeholder consultation, evaluation of the impacts on the workforce, and development of mitigation strategies. The ILO guidelines for a just transition, 29 published in 2015, are well established, serving as a framework for both countries and businesses to create decent jobs and promote social protection through the transition to a low-carbon economy. With transparent planning and active participation of a broad range of stakeholders, companies can not only minimize the potential for opposition to climate action,30 but can also understand how climate change is already changing the nature of work, and plan for this. Workers themselves feel the increased temperatures while laboring outside for eight hours daily or the poor air quality due to increased wildfires. They also understand the solutions needed - for example what mandatory protections will keep them safe - and able to work. By undergoing the consultative process, Kroger can better understand and address the impacts of climate change and needed adaptation to support the agricultural workforce to ensure resilience and dignity.

An increasing number of food companies have acknowledged the importance of a just and equitable transition, and have emphasized the importance of the agricultural value chain.31 There is strong and increasing support for adopting just transition business strategies, worker driven models to execute those strategies, and relevant reporting methodologies, such as the World Benchmarking Alliance (WBA)’s Just Transition Methodology, which provides a framework for enhanced, comparable, and decision-useful disclosures.32 Kroger is encouraged to join existing programs that effectively demonstrate the principles of just transition in action, or to develop a just transition strategy that can support and respond to the increasing risks facing the agricultural supply chain and its workforce. Currently, 14 of the largest corporations in the U.S., including Walmart, Whole Foods, and Trader Joe’s are Participating Buyers in the Fair Food Program, requiring growers in relevant supply chains to comply with the worker-drafted Code of Conduct, which includes heat stress protocols.33 In turn, these Participating Buyers gain unprecedented visibility into labor conditions in their supply chain through a long-term, sustainable solution.34 These companies can also confidently assure consumers and shareholders that their supply chain management standards are responsive to worker needs and priorities, including with respect to ensuring a workplace with dignity and adaptations for the increasing impacts of climate change. As Kroger updates its climate goals and works to and ensure its business and supply chain are resilient to thrive for the long-term, it would be well served to undertake a just transition strategy focused on protecting the workers in its agricultural supply chain.

Domini urges Kroger shareholders to Vote “FOR” Proposal No. 7 on Just Transition Report.

Sincerely,

Domini Impact Investments LLC

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED BY DOMINI.

1  https://d18rn0p25nwr6d.cloudfront.net/CIK-0000056873/e6d5ea92-6d3d-477d-9603-7f3c373e2db1.pdf

2 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000056873/d61364e3-1218-41f2-896a-3bf6cb5b8699.pdf; https://www.thekrogerco.com/wp-content/uploads/2023/09/Kroger-Co-2023-ESG-Report_Final.pdf.

3 https://www.pbs.org/wnet/peril-and-promise/2022/05/farm-workers-exposed-to-climate-change-effects-are-demanding-protections/.

4 https://www.edf.org/sites/default/files/2023-07/EDF040_Heat%20Stress_V5.pdf

5 https://insideclimatenews.org/news/31122023/california-farmworkers-dying-in-the-heat/; https://www.bloomberg.com/news/articles/2021-08-12/farmworkers-overheat-on-frontlines-of-climate-change?embedded-checkout=true; https://www.cdc.gov/extreme-heat/about/?CDC_AAref_Val= https://www.cdc.gov/disasters/extremeheat/heat_guide.html

6  https://www.ilo.org/wcmsp5/groups/public/—-dgreports/—-dcomm/—-publ/documents/publication/wcms_711919.pdf

7 https://www.osha.gov/heat-exposure/standards; https://www.npr.org/2024/04/12/1244316874/florida-blocks-heat-protections-for-workers-right-before-summer

8  https://nfwm.org/farm-workers/farm-worker-issues/labor-laws/#:~:text=Farm%20workers%20were%2C%20and%20remain,or%20supporting%20a%20labor%20union.

9 https://digital.lib.washington.edu/researchworks/bitstream/handle/1773/45995/Felder_washington_0250O_21883.pdf?sequence=1&isAllowed=y; https://www.nytimes.com/interactive/2020/07/23/magazine/climate-migration.html; https://www.epa.gov/climate-indicators/climate-change-indicators-length-growing-season#:~:text=In%20the%20West%2C%20the%20length,increased%20in%20almost%20every%20state.

10  https://www.wilsoncenter.org/article/h-2a-program-expands-2023; https://www.ers.usda.gov/data-products/chart-gallery/gallery/chart-detail/?chartId=104874.

11  https://www.theguardian.com/us-news/2023/aug/28/kroger-worker-dies-heat-temperature#:~:text=A%20Kroger%20distribution%20center%20employee,union%20rebirth%20in%20the%20US%3F.

12 https://www.latimes.com/california/story/2021-12-31/u-s-blocks-tomato-shipments-from-mexican-farms-accused-of-abusing-workers; https://www.dol.gov/newsroom/releases/whd/whd20230202-2; https://www.levernews.com/how-krogers-merger-push-leads-back-to-alleged-human-trafficker/.

13 https://www.nytimes.com/2024/02/07/us/child-labor-us-companies.html ;

https://www.nytimes.com/2023/12/28/us/migrant-child-labor-audits.html; https://www.msi-integrity.org/not-fit-for-purpose/; https://www.theguardian.com/global-development/2023/oct/10/corporate-auditing-foreign-workers-abuse-claims; https://www.sec.gov/Archives/edgar/data/1399069/000119312522160826/d346877dpx14a6g.htm.

14 https://www.thekrogerco.com/wp-content/uploads/2024/01/Kroger-Goal-to-Protect-Pollinators-and-Biodiversity_Jan-2024_Final.pdf

15 Kroger Opposition Statement.

16 https://ciw-online.org/blog/2021/08/relief-from-the-heat/.

17 https://grist.org/agriculture/how-florida-farm-workers-are-protecting-themselves-from-extreme-heat/.

18 https://ciw-online.org/blog/2021/08/relief-from-the-heat/.

19 https://www.washingtonpost.com/climate-solutions/interactive/2024/farmworker-heat-safety-fair-food-program/.

20 https://www.americanbar.org/groups/labor_law/publications/labor_employment_law_news/winter-2023/winter-2023-jones/.

21 https://www.cnn.com/2017/05/30/world/ciw-fair-food-program-freedom-project/index.html.

22 https://www.ohchr.org/en/statements/2016/12/end-visit-statement-united-states-america-6-16-december-2016-maria-grazia?LangID=E&NewsID=21049.

23  https://static1.squarespace.com/static/6055c0601c885456ba8c962a/t/61d5d71907ef68040bbc8602/1641404186331/ReStructureLab_InvestmentPatternsandLeverage_November2021.pdf; https://www.cbp.gov/sites/default/files/assets/documents/2021-Aug/CBP%202021%20VTW%20FAQs%20%28Forced%20Labor%29.pdf; https://blog.dol.gov/2022/01/13/exposing-the-brutality-of-human-trafficking; https://rfkhumanrights.org/person/lucas-benitez/;

https://wallenberg.umich.edu/medal-recipients/2023-lucas-benitez/.

24 https://ciw-online.org/blog/2024/02/compass-group-and-foodbuy-visit-immokalee-as-the-fair-food-programs-rapid-expansion-continues/

25 https://www.ams.usda.gov/sites/default/files/media/FLSP_NFO.pdf Page 10

26 https://www.fox4now.com/immokalee/the-coalition-of-immokalee-workers-fair-food-program-expands-across-u-s

27 https://www.edf.org/sites/default/files/2023-07/EDF040_Heat%20Stress_V5.pdf

28 https://www.nytimes.com/2019/03/07/business/economy/wendys-farm-workers-tomatoes.html;

https://static1.squarespace.com/static/65c2f2ed09018c18af46b6b9/t/65d3a6dd57562a1ded011c85/1708369632138/Boot+the+Braids+Victories.pdf; https://assets.ceres.org/sites/default/files/reports/2023-01/Ceres%20US%20Food%20Sector%20Climate%20Transition%20Plans%20Report.pdf

29 https://www.ilo.org/sites/default/files/wcmsp5/groups/public/@ed_emp/@emp_ent/documents/publication/wcms_432859.pdf

30 https://www.theguardian.com/environment/2024/feb/02/why-are-farmers-protesting-across-the-eu-and-what-can-the-bloc-do-about-it; https://www.eesc.europa.eu/en/our-work/opinions-information-reports/opinions/just-transition-ensure-sustainable-future-eu-agri-food-systems

31 https://www.unilever.com/files/92ui5egz/production/2a44a1a76f4899f09a2d745ccdd86d0b65185eb5.pdf;

https://www.nestle.com/stories/a-just-transition-mark-schneider-regenerative-agriculture

32 https://www.climateaction100.org/news/a-need-for-robust-just-transition-planning/;

https://www.worldbenchmarkingalliance.org/just-transition/

33 https://fairfoodprogram.org/buyers/

34 https://media.wholefoodsmarket.com/whole-foods-market-expands-partnership-with-coalition-of-immokalee-workers/